AGREEMENT OF SALE

     THIS AGREEMENT OF SALE (this "Agreement"), is entered into as of the 16th day of May, 1997, by and between NEVINS/ADAMS PROPERTIES, INC., a Washington corporation ("Purchaser"), and LABROC III LIMITED PARTNERSHIP, an Illinois limited partnership ("Seller").

                             W I T N E S S E T H:

1. PURCHASE AND SALE. Purchaser agrees to purchase and Seller agrees to sell at the price of Seven Million Six Hundred Seventy-Six Thousand And No/100 Dollars ($7,676,000.00) (the "Purchase Price"), that certain property commonly known as Belmont Apartments, Renton, Washington, a 202 unit apartment complex legally described on Exhibit A attached hereto, together with all improvements thereon and appurtenances thereto belonging (the "Property"). Included in the Purchase Price is all of the personal property set forth on Exhibit B attached hereto (the "Personal Property").

2.   PURCHASE PRICE.  The Purchase Price shall be paid by Purchaser as follows:

     2.1. Within three (3) business days following the execution of this Agreement, the sum of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00) (the "Earnest Money") to be held in escrow by and in accordance with the provisions of the Escrow Agreement ("Escrow Agreement") attached hereto as Exhibit C; and

     2.2. On the "Closing Date" (hereinafter defined), the balance of the Purchase Price, adjusted in accordance with the prorations, by federally wired "immediately available" funds, on or before 11:00 a.m Chicago time.

3.   TITLE COMMITMENT AND SURVEY.

     3.1. Attached hereto as Exhibit D is a copy of a title commitment for an owner's standard title insurance policy issued by First American Title Insurance Company (hereinafter referred to as "Title Insurer") dated for the Property (the "Title Commitment"). In addition, Purchaser has received a survey of the Property prepared by Centre Pointe Surveying dated April 14, 1997 (the "Updated Survey"). Purchaser and Seller shall equally share the costs of the Updated Survey. For purposes of this Agreement, "Permitted Exceptions" shall mean: (a) general real estate taxes and assessments, association assessments, special district taxes and assessments and related charges not yet due and payable; (b) matters caused by or through the actions of Purchaser or its agents, contractors or representatives; and (c) the title exceptions set forth in Schedule B of the Title Commitment as Numbers 2-4, 10-13, 15-19, and 21-27, inclusive. All other exceptions to title shall be referred to as "Unpermitted Exceptions."

     3.2. The Title Commitment and the Updated Survey shall be conclusive evidence of good title as therein shown as to all matters to be insured by the title policy, subject only to the exceptions therein stated. On the Closing Date, Title Insurer shall deliver to Purchaser an ALTA Extended Coverage 1992
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Form Title Policy in conformance with the previously delivered Title
Commitment, subject to only the Permitted Exceptions and Unpermitted Exceptions waived by Purchaser (the "Title Policy"). Seller and Purchaser shall equally share the costs of the Title Commitment and Title Policy. Purchaser shall pay the cost of any endorsements to, and the extended coverage on, the Title Policy.

     3.3. The obligation of Purchaser to pay various costs set forth in Paragraphs 3.1 and 3.2 shall survive the termination of this Agreement.

4. PAYMENT OF CLOSING COSTS. In addition to the costs set forth in Paragraphs 3.1 and 3.2, Purchaser and Seller shall each pay one-half the costs of the excise taxes, if any, to be paid with reference to the recording of the "Deed" (hereinafter defined), and Seller and Purchaser shall equally share the costs of all other stamps, intangible, transfer, documentary, recording, sales tax and surtax imposed by law with reference to any other sale documents delivered in connection with the sale of the Property to Purchaser. Seller and Purchaser shall equally share any escrow fees. Each party shall pay for its respective attorney's fees.

5.   CONDITION OF TITLE.

     5.1. If, prior to "Closing" (as hereinafter defined), a date-down to the Title Commitment discloses any new Unpermitted Exception, Seller shall have thirty (30) days from the date of the date-down to the Title Commitment, as applicable, at Seller's expense, to (i) bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, do not exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions, or (ii) have the right, but not the obligation, to bond over (with Purchaser's reasonable approval), cure and/or have any Unpermitted Exceptions which, in the aggregate, equal or exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions. In such event, the time of Closing shall be delayed, if necessary, to give effect to said aforementioned time periods. If Seller fails to cure or have said Unpermitted Exception removed or have the Title Insurer commit to insure as specified above within said thirty
(30) day period or if Seller elects not to exercise its rights under (ii) in the first sentence of this Paragraph 5.1, Purchaser may terminate this Agreement upon notice to Seller within five (5) days after the expiration of said thirty (30) day period. Absent notice from Purchaser to Seller in accordance with the preceding sentence, Purchaser shall be deemed to have elected to take title subject to said Unpermitted Exception. If Purchaser terminates this Agreement in accordance with the terms of this Paragraph 5.1, this Agreement shall become null and void without further action of the parties and all Earnest Money theretofore deposited into the escrow by Purchaser together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.
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     5.2.  Seller agrees to convey fee simple title to the Property to
Purchaser by special warranty deed (the "Deed") in recordable form subject only to the Permitted Exceptions and Unpermitted Exceptions waived by Purchaser.

6.   CONDEMNATION, EMINENT DOMAIN, DAMAGE AND CASUALTY.

     6.1. Except as provided in the indemnity provisions contained in Paragraph 7.1 of this Agreement, Seller shall bear all risk of loss with respect to the Property up to the earlier of the dates upon which either possession or title is transferred to Purchaser in accordance with this Agreement. Notwithstanding the foregoing, in the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost less than or equal to $100,000.00 (as determined by Seller in good faith), Purchaser shall not have the right to terminate its obligations under this Agreement by reason thereof, but Seller shall have the right to elect to either repair and restore the Property (in which case the Closing Date shall be extended until completion of such restoration) or to assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of such fire or casualty together with a credit for any deductible applicable to the claim relating to such insurance proceeds. Seller shall promptly notify Purchaser in writing of any such fire or other casualty and Seller's determination of the cost to repair the damage caused thereby. In the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost in excess of $100,000.00 (as determined by both Seller and Purchaser in good faith), then this Agreement may be terminated at the option of Purchaser, which option shall be exercised, if at all, by Purchaser's written notice thereof to Seller within five (5) business days after Purchaser receives written notice of such fire or other casualty and Seller's determination of the amount of such damages, and upon the exercise of such option by Purchaser this Agreement shall become null and void, the Earnest Money deposited by Purchaser shall be returned to Purchaser together with interest thereon, and neither party shall have any further liability or obligations hereunder, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7. In the event that Purchaser does not exercise the option set forth in the preceding sentence, the Closing shall take place on the Closing Date, and Seller shall assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of the fire or casualty together with a credit for any deductible applicable to the claim relating to such insurance proceeds.

     6.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated or threatened in writing which might result in the taking of any part of the Property or the taking or closing of any right of access to the Property, Seller shall immediately notify Purchaser of such occurrence. In the event that the taking of any part of the Property shall: (i) materially impair access to the Property; (ii) cause any material non-compliance with any applicable law, ordinance, rule or regulation of any federal, state or local authority or
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governmental agencies having jurisdiction over the Property or any portion thereof; or (iii) materially and adversely impair the use of the Property as it is currently being operated (hereinafter collectively referred to as a "Material Event"), Purchaser may:

          6.2.1. terminate this Agreement by written notice to Seller, in which event the Earnest Money deposited by Purchaser, together with interest thereon, shall be returned to Purchaser and all rights and obligations of the parties hereunder with respect to the closing of this transaction will cease; or

          6.2.2. proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

     6.3. Purchaser shall then notify Seller, within five (5) business days after Purchaser's receipt of Seller's notice, whether Purchaser elects to exercise its rights under Paragraph 6.2.1 or Paragraph 6.2.2. Closing shall be delayed, if necessary, until Purchaser makes such election. If Purchaser fails to make an election within such five (5) business day period, Purchaser shall be deemed to have elected to exercise its rights under Paragraph 6.2.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which do not constitute a Material Event, Purchaser shall be required to proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

7.   INSPECTION AND AS-IS CONDITION.

     7.1. Purchaser and the agents, engineers, employees, contractors and surveyors retained by Purchaser have entered upon the Property, at any reasonable time and upon reasonable prior notice to Seller, may continue to inspect the Property, including a review of the leases, books and records located at the Property, and to conduct and prepare such studies, tests and surveys as Purchaser may deem reasonably necessary and appropriate. In connection with Purchaser's review of the Property, Seller has delivered to Purchaser copies of the current rent roll for the Property, the most recent tax and insurance bills, utility account numbers, service contracts, and unaudited year end 1995 and 1996 and year-to-date 1997 operating statements. Seller shall continue to make all existing leases for the Property or any portion thereof available for review by the Purchaser at the Property. The foregoing due diligence documents are hereinafter collectively referred to as the "Property Documents".

     All of the foregoing tests, investigations and studies conducted under this Paragraph 7.1 by Purchaser have been and shall be at Purchaser's sole cost and expense and Purchaser shall restore the Property to the condition existing prior to the performance of such tests or investigations by or on behalf of
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Purchaser.  Purchaser shall defend, indemnify and hold Seller and any affiliate or parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's affiliate or parent (hereinafter collectively referred to as "Affiliate of Seller") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Seller or Affiliates of Seller for injury to persons or property caused by Purchaser's investigations and inspection of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Purchaser, subject to Seller's reasonable approval.

     Purchaser shall furnish at Seller's request to Seller a certificate of insurance evidencing comprehensive general public liability insurance insuring the person, firm or entity performing such tests, studies and investigations and listing Seller and Purchaser as additional insureds thereunder. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.1, shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.2. Seller makes no representations or warranties relating to the condition of the Property or the Personal Property, except as specifically set forth herein. Purchaser acknowledges and agrees that it will be purchasing the Property and the Personal Property based solely upon its inspections and investigations of the Property and the Personal Property, and that Purchaser will be purchasing the Property and the Personal Property "AS IS" and "WITH ALL FAULTS", based upon the condition of the Property and the Personal Property as of the date of this Agreement, wear and tear and loss by fire or other casualty or condemnation excepted pursuant to Paragraph 6 hereof. Without limiting the foregoing, Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property or the Personal Property, including, but not limited to, the condition of the land or any improvements comprising the Property, the existence or non-existence of "Hazardous Materials" (as hereinafter defined), economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning or building laws, rules or regulations or "Environmental Laws" (hereinafter defined) affecting the Property. Seller makes no representation or warranty that the Property complies with Title III of the Americans with Disabilities Act or any fire code or building code. Purchaser hereby releases Seller and the Affiliates of Seller from any and all liability in connection with any claims which Purchaser may have against Seller or the Affiliates of Seller, and Purchaser hereby agrees not to assert any claims for contribution, cost recovery or otherwise, against Seller or the Affiliates of Seller, relating directly or indirectly to the existence of asbestos or Hazardous Materials on, or environmental conditions of, the

Property, whether known or unknown. The provisions of this Paragraph 7.2 shall in no event be construed as providing Seller with any rights to indemnification from Purchaser in connection with the existence of asbestos or Hazardous Materials on, or environmental condition of, the Property, whether known or unknown. As used herein, "Environmental Laws" means all federal, state and local statutes, codes, regulations, rules, ordinances, orders, standards, permits, licenses, policies and requirements (including consent decrees, judicial decisions and administrative orders) relating to the protection, preservation, remediation or conservation of the environment or worker health or safety, all as amended or reauthorized, or as hereafter amended or reauthorized, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C.
Section 6901 et seq., the Emergency Planning and Community Right-to-Know Act ("Right-to-Know Act"), 42 U.S.C. Section 11001 et seq., the Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq., the Federal Water Pollution Control Act ("Clean Water Act"), 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act ("Safe Drinking Water Act"), 42 U.S.C. Section 300f et seq., the Atomic Energy Act ("AEA"), 42 U.S.C. Section 2011 et seq., the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. Section 651 et seq., and the Hazardous Materials Transportation Act (the "Transportation Act"), 49 U.S.C. Section 1802 et seq. As used herein, "Hazardous Materials" means: (1) "hazardous substances," as defined by CERCLA; (2) "hazardous wastes," as defined by RCRA; (3) any radioactive material including, without limitation, any source, special nuclear or by-product material, as defined by AEA; (4) asbestos in any form or condition; (5) polychlorinated biphenyls; and (6) any other material, substance or waste to which liability or standards of conduct may be imposed under any Environmental Laws. Notwithstanding anything contained herein to the contrary, Purchaser's obligations, as more fully set forth in this Paragraph 7.2. shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.3. Seller has provided to Purchaser certain unaudited historical financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's request solely as illustrative material. Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser has relied upon its own investigation and inquiry with respect to the operation of the Property and releases Seller and the Affiliates of Seller from any liability with respect to such historical information. Notwithstanding anything contained herein to the contrary, Purchaser's obligations, as more fully set forth in this Paragraph 7.3. shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.4. Seller has provided to Purchaser the following existing reports:
Phase I Environmental Site Assessment prepared by EMG, dated May 6, 1996 as
Project No. 04501062.96B (the "Existing Report").   Seller makes no
representation or warranty concerning the accuracy or completeness of the Existing Report. Purchaser hereby releases Seller and the Affiliates of Seller from any liability whatsoever with respect to the Existing Report, or, including, without limitation, the matters set forth in the Existing Report, and the accuracy and/or completeness of the Existing Report. Furthermore, Purchaser acknowledges that it will be purchasing the Property with all faults disclosed in the Existing Report.

     Purchaser shall have until June 16, 1997 to conduct an environmental review of the Property. If (a) Purchaser's review of the environmental condition of the Property reveals an environmentally material defect in the Property not otherwise disclosed in the Existing Report and Purchaser is dissatisfied with the results of the tests, studies or investigations performed or information received pursuant to this Paragraph 7.4, or (b) Purchaser's lender determines in its sole discretion that the environmental condition of the Property will adversely affect the interest rate or the cost of obtaining the financing for Purchaser, Purchaser shall have the right to terminate this Agreement by giving written notice of such termination to Seller at any time prior to the expiration of the June 16, 1997. If written notice is not received by Seller pursuant to this Paragraph 7.4 prior to June 16, 1997, then the right of Purchaser to terminate this Agreement pursuant to this Paragraph
7.4 shall be waived. If Purchaser terminates this Agreement by written notice to Seller prior to June 16, 1997: (i) Purchaser shall promptly deliver to Seller copies of all studies, reports and other investigations obtained by Purchaser in connection with its review of the Property; and (ii) the Earnest Money deposited by Purchaser shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.1.

8. CLOSING. The closing of this transaction (the "Closing") shall be the "Closing Date" (as defined in the Companion Contract) of the "Other Property" (as hereinafter defined) as set forth in the "Companion Contract" (as hereinafter defined), or such other date mutually acceptable to Purchaser and Seller, at the office of Title Insurer, Seattle, Washington, at which time Seller shall deliver possession of the Property to Purchaser. This transaction shall be closed through an escrow with Title Insurer, in accordance with the general provisions of the usual and customary form of deed and money escrow for similar transactions in Washington, provided, however, that in any instance, the sale proceeds shall not be disbursed from such escrow unless and until the Title Insurer shall be unconditionally committed to issuing the Title Policy. All closing and escrow fees shall be divided equally between the parties hereto.

9.   CLOSING DOCUMENTS.

     9.1. Seller shall prepare, subject to Purchaser's reasonable approval, a joint closing statement which shall be executed and delivered by both Seller and Purchaser to one another. In addition, on the Closing Date, and provided that all conditions precedent to Purchaser's obligations to acquire the Property have been fully satisfied, Purchaser shall deliver to Seller the balance of the Purchase Price, an assumption of the documents set forth in Paragraph 9.2.3 and 9.2.4 and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

     9.2. On the Closing Date, Seller shall deliver to Purchaser the following:

          9.2.1. the Deed (in the form of Exhibit E attached hereto), subject to Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser;

          9.2.2. a special warranty bill of sale conveying the Personal Property (in the form of Exhibit F attached hereto);

          9.2.3. assignment and assumption of intangible property (in the form attached hereto as Exhibit G), including, without limitation, the service contracts listed in Exhibit H and Seller's interest, if any, in the name "Belmont Apartments";

          9.2.4. an assignment and assumption of leases and security deposits (in the form attached hereto as Exhibit I);

          9.2.5. non-foreign affidavit (in the form of Exhibit J attached hereto);

          9.2.6. original, and/or copies of, leases affecting the Property in Seller's possession, to be delivered at the Property;

          9.2.7. all documents and instruments reasonably required by the Title Insurer to issue the Title Policy;

          9.2.8.  possession of the Property to Purchaser;

          9.2.9. evidence of the termination of the management agreement as of the Closing Date;

          9.2.10. notice to the tenants of the Property (in the form of Exhibit K) of the transfer of title and assumption by Purchaser of the landlord's obligation under the leases and the obligation to refund the security deposits for which Purchaser receives a credit at closing; and

          9.2.11.  an updated rent roll.

10. DEFAULT BY PURCHASER. ALL EARNEST MONEY DEPOSITED INTO THE ESCROW IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT. IN THE EVENT OF A DEFAULT OF THE PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE EARNEST MONEY AND THE INTEREST THEREON AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH IN PARAGRAPH 7.1 HEREOF. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE EARNEST MONEY HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES.

     PURCHASER AND SELLER AGREE THAT A DEFAULT BY PURCHASER UNDER ANY OF THE TERMS OR CONDITIONS OF THE COMPANION CONTRACT (AS HEREINAFTER DEFINED) SHALL BE DEEMED A DEFAULT OF PURCHASER UNDER THIS AGREEMENT. IN ADDITION, PURCHASER AND SELLER AGREE THAT A DEFAULT BY PURCHASER UNDER THIS AGREEMENT SHALL BE DEEMED A DEFAULT OF PURCHASER UNDER THE COMPANION CONTRACT. IF THE TRANSACTION CONTEMPLATED BY THE COMPANION CONTRACT FAILS TO CLOSE FOR ANY REASON WHATSOEVER, PURCHASER SHALL NOT BE ENTITLED TO ANY RIGHTS OF SETOFF UNDER THIS AGREEMENT IN CONNECTION WITH ANY LIABILITY ARISING UNDER THE COMPANION CONTRACT.

11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S DEFAULT, PURCHASER'S SOLE REMEDY SHALL BE THE RETURN OF ALL EARNEST MONEY TOGETHER WITH ANY INTEREST ACCRUED THEREON, AND THIS AGREEMENT SHALL THEN BECOME NULL AND VOID AND OF NO EFFECT AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH MORE FULLY IN PARAGRAPH 7. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF SELLER'S DEFAULT IS ITS WILLFUL REFUSAL TO DELIVER THE DEED, THEN PURCHASER WILL BE ENTITLED TO SUE FOR SPECIFIC PERFORMANCE.

     PURCHASER AND SELLER AGREE THAT A DEFAULT BY FOXWOOD PARTNERS, AN ILLINOIS LIMITED PARTNERSHIP, UNDER ANY OF THE TERMS OR CONDITIONS OF THE COMPANION CONTRACT SHALL BE DEEMED A DEFAULT OF SELLER UNDER THIS AGREEMENT. IN ADDITION, SELLER AND PURCHASER AGREE THAT A DEFAULT BY SELLER UNDER THIS AGREEMENT SHALL BE DEEMED A DEFAULT OF FOXWOOD PARTNERS UNDER THE COMPANION CONTRACT.

12.  PRORATIONS.

     12.1. Rents (exclusive of delinquent rents, but including prepaid rents); prepaid associations dues, refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at Closing); water and other utility charges; fuels; prepaid operating expenses; management fees if and to the extent payable to the existing property manager for rent received and prorated for the month of Closing; real and personal property taxes; and other similar items shall be adjusted ratably as of 11:59 p.m. on the Closing Date, and credited to the balance of the cash due at Closing. Assessments payable in installments which are due subsequent to the Closing Date shall be paid by Purchaser. If the amount of any of the items to be prorated is not then ascertainable, the adjustments thereof shall be on the basis of the most recent ascertainable data. All prorations will be final except as to delinquent rent referred to in Paragraph 12.2 below.

     12.2. For a period of 120 days following the Closing, all basic rent paid following the Closing Date by any tenant of the Property who is indebted under a lease for basic rent for any period prior to and including the Closing Date after the payment to Purchaser of all current basic rent shall be deemed a "Post-Closing Receipt" until such time as all such indebtedness is paid in full. Within ten (10) days following each receipt by Purchaser of a Post-Closing Receipt, Purchaser shall pay such Post-Closing Receipt to Seller. Purchaser shall use its best efforts to collect all amounts which, upon collection, would constitute Post-Closing Receipts hereunder, but in no event shall Purchaser be required to initiate legal proceedings to collect such amounts. Within 120 days after the Closing Date, Purchaser shall deliver to Seller a reconciliation statement of Post-Closing Receipts through the first 90 days after the Closing Date. Upon the delivery of the Post-Closing Receipts reconciliation, Purchaser shall deliver to Seller any Post-Closing Receipts owing to Seller and not previously delivered to Seller in accordance with the terms hereof. Seller retains the right to conduct an audit, at reasonable times and upon reasonable notice, of Purchaser's books and records to verify the accuracy of the Post-Closing Receipts reconciliation statement and upon the verification of additional funds owing to Seller in an amount greater than $5,000.00, Purchaser shall pay to Seller said additional Post-Closing Receipts and the cost of performing Seller's audit. Paragraph 12.2 of this Agreement shall survive the Closing and the delivery and recording of the deed.

13. RECORDING. Neither this Agreement nor a memorandum thereof shall be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof.

14. ASSIGNMENT. The Purchaser shall not have the right to assign its interest in this Agreement without the prior written consent of the Seller. Any assignment or transfer of, or attempt to assign or transfer, Purchaser's interest in this Agreement shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof. Notwithstanding the foregoing, Purchaser may assign its interest in this Agreement without the consent of Seller to any entity in which Purchaser or the shareholders of Purchaser own a controlling interest and which assumes in writing the obligations of Purchaser hereunder. If any such assignment occurs, Purchaser shall nonetheless remain liable for all obligations of Purchaser hereunder

15. BROKER. The parties hereto represent and warrant that no broker commission or finder fee is due and payable in connection with this transaction other than to Insignia Mortgage & Investment Co., Inc. ("Insignia"), to be paid by Seller in accordance with Seller's listing agreement with Insignia.
Pursuant to separate agreement, Seller's commission to Insignia shall only be payable out of the proceeds of the sale of the Property in the event the transaction set forth herein closes. Purchaser and Seller shall indemnify, defend and hold the other party hereto harmless from any claim whatsoever (including without limitation, reasonable attorney's fees, court costs and costs of appeal) from anyone claiming by or through the indemnifying party any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated other than to Insignia. The indemnifying party shall undertake its obligations set forth in this Paragraph 15 using attorneys selected by the indemnifying party and reasonably acceptable to the indemnified party. The provisions of this Paragraph 15 will survive the Closing and delivery of the Deed.

16.  REPRESENTATIONS AND WARRANTIES.

     16.1. Any reference herein to Seller's knowledge or notice of any matter or thing shall only mean such knowledge or notice that has actually been received by Mike Becker ("Seller's Representative") without any duty to investigate or make independent inquiry, and any representation or warranty of the Seller is based upon those matters of which the Seller's Representative has actual knowledge without any duty to investigate or make independent inquiry. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller, the general partner or limited partners of Seller, the subpartners of the general partner or limited partners of Seller or Seller's Representative.

     16.2. Subject to the limitations set forth in Paragraph 16.1, Seller hereby makes the following representations and warranties, which representations and warranties are made to Seller's knowledge and which shall survive Closing for a period of 120 days pursuant to Paragraph 16.4: (i) Seller has no knowledge of any pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property; (ii) the rent rolls attached hereto as Exhibit L which Seller has submitted to the Purchaser and updated as of the Closing Date are accurate as of the dates set forth thereon; (iii) Seller has no knowledge of any additional environmental reports of the Property commissioned by Seller since March 1, 1995 other than the Existing Report; (iv) Seller has the right, power and authority to execute this Agreement and consummate the transactions contemplated herein and this Agreement and such transactions have been authorized by all necessary partnership action, and the execution of this Agreement by Seller creates a valid and binding obligation on behalf of Seller; and (v) Seller has not entered into any agreement concerning the sale of the Property which conflicts with the terms of this Agreement; (vi) Exhibit H attached hereto is a complete and correct list of all service, supply, maintenance and other contracts and agreements (other than tenant leases) in effect which affect the Property;
(vii) Seller is duly organized and authorized to transact business in the State of Washington; and (viii) except as set forth in the Existing Report, Seller has not received any notice from any governmental authority having jurisdiction over the Property of any uncured violation of any Environmental Law with respect to the Property.

     16.3. Purchaser hereby represents and warrants to Seller that Purchaser has the full right, power and authority to execute this Agreement and consummate the transactions contemplated herein.

     16.4. The parties agree that the representations contained herein shall survive Closing for a period of 120 days (i.e., the claiming party shall have no right to make any claims against the other party for a breach of a representation or warranty after the expiration of 120 days immediately following Closing).

     16.5. Seller covenants to operate and manage the Property (or cause its property manager to do so) in the same manner that it (or its property manager, as the case may be) has managed, maintained and operated the Property during the period of Seller's ownership, subject to reasonable wear and tear and casualty.

17.  LIMITATION OF LIABILITY.

     17.1.No Affiliate of Seller, nor any of Seller's or the Affiliate of Seller's respective beneficiaries, shareholders, partners, officers, agents or employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability.

     17.2. Notwithstanding anything contained herein to the contrary, Purchaser hereby agrees that the maximum aggregate liability of Seller, in connection with, arising out of or in any way related to a breach by Seller under this Agreement after the Closing shall be $150,000. Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover from Seller any amount greater than said limit.

18. PROPERTY EXCHANGE. The Property may be used by Purchaser to constitute replacement property, in an exchange under Section 1031 of the Internal Revenue Code, for certain property which Purchaser currently owns or previously owned (the "Relinquished Property"). Seller will cooperate with Purchaser (at no cost to Seller) in effecting such an exchange in compliance with the Internal Revenue Code and applicable treasury regulations, to the extent that Seller will consent to and acknowledge an assignment of Purchaser's rights under this Agreement to the Title Company, or to another qualified intermediary designated by Purchaser for purposes of acquiring the Property with proceeds from the disposition of the Relinquished Property. Seller will not be responsible for the tax consequences to Purchaser of the transactions contemplated under this Agreement and under the agreement to sell the Relinquished Property. Seller will not be required to accept title to the Relinquished Property and will have no obligations whatsoever to the owner of the Relinquished Property. The assignment by Purchaser of its rights hereunder to the Title Company, or to another qualified intermediary, for purposes of effecting such an exchange, will not relieve Purchaser of any of its obligations under this Agreement.

19.  TIME OF ESSENCE.  Time is of the essence of this Agreement.

20. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing and may be personally delivered or given or made by messenger (hand delivery), by overnight courier such as Federal Express, by facsimile transmission or made by United States registered or certified mail addressed as follows:

          TO SELLER:     c/o The Balcor Company
                         Bannockburn Lake Office Plaza
                         2355 Waukegan Road
                         Suite A-200
                         Bannockburn, Illinois  60015
                         Attention:  Ilona Adams

     with copies to:     The Balcor Company
                         Bannockburn Lake Office Plaza
                         2355 Waukegan Road
                         Suite A-200
                         Bannockburn, Illinois  60015
                         Attention:  Jim Mendelson
                         (847) 317-4360
                         (847) 317-4462 (FAX)

             and to:     Katten Muchin & Zavis
                         525 West Monroe Street
                         Suite 1600
                         Chicago, Illinois  60661-3693
                         Attention:  Daniel J. Perlman, Esq.
                         (312) 902-5532
                         (312) 902-1061 (FAX)

       TO PURCHASER:     Nevins/Adams Properties, Inc.
                         920 Garden Street, Suite A
                         Santa Barbara, CA 93101
                         Attention:  Henry M. Nevins
                         (805) 963-2884
                         (805) 963-9885 (FAX)

     with copies to:     Nevins/Adams Properties, Inc.
                         920 Garden Street, Suite A
                         Santa Barbara, CA 93101
                         Attention:  Leslie M. Robinson, Esq.
                         (805) 963-2884
                         (805) 963-9885 (FAX)

subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made on the next business day if sent by overnight courier, or the same day as given if sent by facsimile transmission and received by 5:00 p.m. Chicago time or on the 4th business day after the same is deposited in the United States Mail as registered or certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by registered or certified mail, by overnight courier or by facsimile transmission as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Prior to Closing, copies of all notices shall be served upon the Escrow Agent.

21.  EXECUTION OF AGREEMENT AND ESCROW AGREEMENT.  Purchaser will execute three
(3) copies of this Agreement and three (3) copies of the Escrow Agreement and forward them to Seller for execution. Purchaser shall forward the Earnest Money payable to the Escrow Agent as set forth in the Escrow Agreement and this Agreement. Seller will forward one (1) copy of the executed Agreement to Purchaser and will forward the following to the Escrow Agent:

     (A)  One (1) fully executed copy of this Agreement; and

     (B) Three (3) copies of the Escrow Agreement signed by the parties with a direction to execute two (2) copies of the Escrow Agreement and deliver a fully executed copy to each of the Purchaser and the Seller.

22. GOVERNING LAW. The provisions of this Agreement shall be governed by the laws of the Washington.

23. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all other negotiations, understandings and representations made prior to the date hereof and between the parties and the agents, servants and employees.

24. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

25. CAPTIONS. Paragraph titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

26. SERVICE CONTRACTS. Attached hereto as Exhibit H is a list of service contracts affecting the Property. Seller shall assign the service contracts to Purchaser at Closing, and Purchaser shall assume responsibility and obligations under the service contracts. Seller agrees not to enter into any other service contracts affecting the Property, except for service contracts which are terminable on not more than thirty (30) days notice. Seller agrees to terminate any and all management agreements affecting the Property as of the Closing Date and to terminate the agreements with Compleat Resource Group and GE Capital - Rescom, L.P.

27. COMPANION PROPERTY. Notwithstanding anything contained in this Agreement to the contrary, it is a condition precedent to Seller's and Purchaser's obligations to perform under this Agreement that Purchaser acquire that certain property commonly known as the Foxwood Apartments (the "Other Property") in accordance with the terms of that certain Agreement of Sale (the "Companion Contract") by and between Foxwood Partners, an Illinois limited partnership, an affiliate of Seller, and Purchaser of even date herewith for the sale of the Other Property to Purchaser. If this Agreement is terminated pursuant to Paragraph 7 hereof or pursuant to any other section of this Agreement, then the Companion Contract shall also be deemed terminated. Similarly, if the Companion Contract is terminated pursuant to Paragraph 7 thereof or pursuant to any other paragraph of the Companion Contract, then this Agreement shall also be deemed terminated. If the Companion Contract is terminated and Purchaser is entitled to the return of the "Earnest Money" thereunder, Purchaser shall be entitled to the return of Earnest Money hereunder, provided that Purchaser is not otherwise in default hereunder. Nothing contained in this Paragraph 27 shall be deemed to circumvent the terms of Paragraph 10 if this Agreement is terminated as a result of a default of Purchaser and nothing in this Paragraph 27 shall be deemed to circumvent the terms of Paragraph 11 if this Agreement is terminated as a result of a default of Seller.

28. ATTORNEYS' FEES. In the event of any legal action between Seller and Purchaser on account of any alleged default by either party, the prevailing party in such action shall be entitled to be reimbursed by the other party an amount equal to the reasonable attorneys' fees and other costs incurred by the prevailing party in connection with such action.

     IN WITNESS WHEREOF, the parties hereto have put their hand and seal as of the date first set forth above.


                              PURCHASER:

                              NEVINS/ADAMS PROPERTIES, INC.,
                              a Washington corporation


                              By:   /s/ Henry M. Mevins
                                   ------------------------------
                              Name:     Henry M. Nevins
                                   ------------------------------
                              Its:      President
                                   ------------------------------


                              SELLER:

                              LABROC III LIMITED PARTNERSHIP,
                              an Illinois limited partnership

                              By:  Balcor Equity Partners-III,
                                   an Illinois general partnership,
                                   its general partner

                                   By:  The Balcor Company, a Delaware
                                        corporation, a general partner

                                        By:   /s/ John K. Powell, Jr.
                                             --------------------------------
                                        Name:     John K. Powell, Jr.
                                             --------------------------------
                                        Title:    Senior Vice President
                                             --------------------------------
                      of Insignia Mortgage & Investment Co., Inc. ("Seller's Broker") executed this Agreement in its capacity as a real estate broker and acknowledges that the fee or commission due it from Seller as a result of the transaction described in this Agreement is as set forth in that certain Listing
Agreement, dated as of            , between Seller and Seller's Broker (the
"Listing Agreement"). Seller's Broker also acknowledges that payment of the aforesaid fee or commission is conditioned upon the Closing and the receipt of the Purchase Price by the Seller. Seller's Broker agrees to deliver a receipt to the Seller at the Closing for the fee or commission due Seller's Broker and a release stating that no other fees or commissions are due to it from Seller or Purchaser.


                              By:  INSIGNIA MORTGAGE & INVESTMENT CO., INC.


                                   By:   /s/
                                        ----------------------------------
                                   Name:
                                        ----------------------------------
                                   Its:
                                        ----------------------------------

                                   Exhibits


A    -    Legal

B    -    Personal Property

C    -    Escrow Agreement

D    -    Title Commitment

E    -    Deed

F    -    Special Warranty Bill of Sale

G    -    Assignment and Assumption of Intangible Property

H    -    Service Contracts

I    -    Assignment and Assumption of Leases and Security Deposits

J    -    Non-Foreign Affidavit

K    -    Notice to Tenants

L    -    Rent Roll